Exhibit 99(d)(11)

INVESTMENT ADVISORY CONTRACT SUPPLEMENT
(Effective Date: ________, 2008)

TAMARACK FUNDS TRUST

Voyageur Asset Management Inc.
100 South Fifth Street, Suite 2300
Minneapolis, Minnesota 55402

RE: Access Capital Community Investment Fund

Dear Sirs:

          This will confirm the agreement between the undersigned (the “Trust”) and Voyageur Asset Management Inc. (the “Adviser”) as follows:

          I. The Trust is an open-end investment company organized as a Delaware statutory trust and consists of one or more separate investment portfolios as have been or may be established by the Trustees of the Trust from time to time. A separate series of shares of common stock of the Trust, which may include one or more separate classes of shares, is offered to investors with respect to each investment portfolio. Access Capital Community Investment Fund (the “Fund”) is a separate investment portfolio of the Trust.

          II. The Trust and the Adviser have entered into a Master Investment Advisory Contract (“Master Advisory Contract”) pursuant to which the Trust has employed the Adviser to provide the services specified in that Contract and the Adviser has accepted such employment.

          III. As provided in paragraph 1 of the Master Advisory Contract, the Trust hereby adopts the Master Advisory Contract with respect to the Fund and the Adviser hereby acknowledges that the Master Advisory Contract shall pertain to the Fund, the terms and conditions of such Master Advisory Contract being hereby incorporated herein by reference.

          IV. The term “Fund” or “Funds” as used in the Master Advisory Contract shall for purposes of this Investment Advisory Contract Supplement (the “Supplement”) pertain to the Fund.

          V. As provided in paragraph 6 of the Master Advisory Contract and subject to further conditions as set forth therein, the Trust shall with respect to the Fund pay the Adviser, in arrears, a monthly fee on the first business day of each month at the annual rate of 0.50% of the Fund’s average monthly gross assets less accrued liabilities, other than indebtedness for borrowing. For purposes of calculating the management fee, assets purchased with borrowed monies are included in the total that is subject to the management fee, which may increase the total assets subject to the management fee.

          VI. This Supplement and the Master Advisory Contract (together, the “Contract”), having been approved as specified in paragraph 7(a) of the Master Advisory Contract, became effective with respect to the Fund on __________, 2008 and shall continue thereafter in effect with respect to the Fund for a period of more than one year from such date only so long as the continuance is specifically approved at least annually (a) by the vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940 (the “1940 Act”)) or by a majority of the Trust’s Board of Trustees and (b) by the vote, cast in person at a meeting called for that purpose, of a majority of the Trust’s Trustees who are not parties to this Contract or “interested persons” (as defined in the 1940 Act ) of any such party. This Contract may be terminated with respect to the Fund at any time, without the payment of any penalty, by vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) or by a vote of a majority of the Trust’s entire Board of Trustees on 60 days written notice to the Adviser or by the Adviser on 60 days written notice to the Trust. This Contract shall terminate automatically in the event of its assignment (as defined in the 1940 Act).

          If the foregoing correctly sets forth the agreement between the Trust and the Adviser, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

TAMARACK FUNDS TRUST, on behalf of

ACCESS CAPITAL COMMUNITY INVESTMENT FUND

By:

Name:

Title:

Dated:

ACCEPTED:

VOYAGEUR ASSET MANAGEMENT INC.

By:

Name:

Title:

Dated: